FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

               [X]  Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
               [ ]  Form N-SAR

               For Period Ended: June 30, 1995
               [ ]  Transition Report on Form 10-K
               [ ]  Transition Report on Form 20-F
               [ ]  Transition Report on Form 11-K
               [ ]  Transition Report on Form 10-Q
               [ ]  Transition Report on Form N-SAR
               For the Transition Period Ended


              Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
          Not Applicable

          PART I - Registrant Information



                                 CCAIR, INC.
                       4700 Yorkmont Road, Second Floor
                       Charlotte, North Carolina  28208

          PART II - Rules 12b-25(b) and (c)


          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          [X] (b) The subject annual report, on Form 10-K, will be filed on or before the fifteenth calendar day following the prescribed due date; and

          [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not Applicable)

          PART III - Narrative

          The Registrant's Form 10-K could not be filed within the prescribed period without unreasonable effort or expense because the Registrant could not resolve issues recently raised regarding future filings by the SEC Comment Letter dated August 29, 1995, regarding CCAIR, Inc.'s Post Effective Amendment No. 1 on
          Form S-2, Form 10-K (June 30, 1994), Forms 10-Q (September 30, 1994, December 31, 1994, and March 31, 1995), by the due date
          of Form 10-K.   The Registrant  must  clarify the  issues
          raised by the SEC Comment Letter in order to issue complete and accurate financial statements, which provide the basis for an accurate filing of Form 10-K.




          PART IV - Other Information



               (1) Name and telephone number of person to contact in regard to this notification
          W. Scott Cooper, Esquire   (704) 334-0891

               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes   [ ] No

               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [X] Yes   [ ] No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               It is anticipated that there will be a significant change in the results of operations for the fiscal year ended June 30, 1995 as compared to the fiscal year ended June 30, 1994 (the "prior fiscal year"). In the prior fiscal year, the Registrant reported a loss of $4,755,769. For the fiscal year ended June 30, 1995 the operating results have significantly improved. However, due to the issues raised by the SEC Comment Letter of August 29, 1995 the operating results are not yet definitively quantifiable. The Registrant reasonably expects to have net income less than $1 million dollars or a net loss not exceeding $300,000. The improvement in operating results is primarily due to a reduction in costs.

          CCAIR, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date. September 29, 1995           By: (Signature of Kenneth W. Gann
                                                        appears here)
                                             Name:  Kenneth W. Gann
                                             Title: President

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION

          Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

                                 GENERAL INSTRUCTIONS

             1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.


             2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be a matter of the public record in the Commission files.

             3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. NASDAQ - no exchange

             4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

             5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((Section Mark)232.201 or (Section Mark)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((Section Mark)232.12(c) of this chapter). [Added in Release No. 34-31905 ((Paragraph Mark)85,111), effective April 26, 1993, 58 FR 14628.]